SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           For the month of April 2001

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                   Tele Centro Oeste Cellular Holding Company
                  (Translation of registrant's name in English)

           SCS-Quadra 2, Bloco C, Edificio Anexo-Telebrasilia Celular
                         -7o andar, Brasilia, D.F.
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X Form 40-F ___

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes     No  X
                                      ---    ---



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                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                              Publicly Held Company
                   CNPJ 02.558.132/0001-69 / NIRE 5330000580 0

                              CALL TO SHAREHOLDERS


In addition to the Announcement Call to Shareholders published on April 12, 16 and 17, 2001 in the local newspapers "Diario Oficial do Distrito Federal" and "Gazeta Mercantil Nacional," we inform: According to the Instruction CVM number 165, December 11, 1991, with composition given by the First Article of the Instruction CVM number 282, June 26, 1998, the percentile for the application of multiple votes will be 5% (five percent) of the voting capital. The other items of the referred Announcement are ratified integrally.

                              ALEXANDRE BELDI NETTO
                       Chairman of the Board of Directors



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This release contains forward-looking statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of the Company's management, are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                   Tele Centro Oeste Cellular Holding Company


Date: April 24, 2001          By:   /s/ Mario Cesar Pereira de Araujo
                                   ---------------------------------------------
                                   Name: Mario Cesar Pereira de Araujo
                                   Title:   President



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